E-QURE CORP.
20 West 64th Steet, Suite 39G
New York, NY 10023

October 27, 2015

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Michael Kennedy, Staff Attorney

RE: E-Qure Corp.
Form 8-K
Filed October 13, 2015
File No. 000-54862

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated October 21, 2015 (the "Comment Letter") regarding the above-referenced Form 8-K filed by E-Qure Corp. (the "Registrant") and specifically the staff's comment with respect to the disclosure in Items 2.01 and 5.06.

For the convenience of the staff, we have included the staff's comment as follows:

Items 2.01 and 5.06

Comment 1. We note that you disclose transactions that resulted in a change in your status as a shell company. Please tell us why you elected to not provide, or to otherwise not identify a filing in which it is provided, Form 10 information as required by Item 2.01(f) of Form 8-K.

Response 1. The disclosure in the Registrant's Form S-1 filed with the SEC on May 22, 2015, which was declared effective on June 3, 2015 (the "Registration Statement"), included all required Form 10 information. The Registrant, in its Form 8-K/A filed with the SEC on October 27, 2015, makes reference to the Form 10 disclosure included in the Registration Statement, as required by Item 2.01(f) of Form 8-K.

Please contact the undersigned or our counsel, Richard Rubin, Esq., via email, at: rrubin@parkavenuegroup.us, if the staff has any further comments or additional information is required.

Yours truly,

/s/: Ohad Goren

Ohad Goren, CEO